Exhibit 12.1
Noble Energy, Inc.
Calculation of Ratio of Earnings to Fixed Charges

	Nine Months Ended	Year Ended
	September 30,	December 31,
	2013	2012	2011	2010	2009	2008
(millions)
Income (Loss) From Continuing Operations Before Income Tax and Income From Equity Investees	965	1,170	309	730	(410)	1,598
Add (Deduct)
Fixed Charges	216	288	207	148	136	109
Capitalized Interest	(100)	(151)	(132)	(67)	(45)	(33)
Distributed Income From Equity Investees	148	204	225	139	92	221
Earnings as Defined	1,229	1,511	609	950	(227)	1,895

Net Interest Expense	104	125	65	72	84	69
Capitalized Interest	100	151	132	67	45	33
Interest Portion of Rental Expense	12	12	10	9	7	7
Fixed Charges as Defined	$216	$288	$207	$148	$136	$109

Ratio of Earnings to Fixed Charges	5.7	5.2	2.9	6.4	—	17.4

Amount by Which Earnings Were Insufficient to Cover Fixed Charges	$—	$—	$—	$—	$(363)	$—